UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 26, 2016



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items 1.01; 5.02 Entry Into a Material Definitive Agreement; Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 21, 2015, Winnebago Industries, Inc. ("Company") announced the hiring of Michael J. Happe as the CEO, president, and his appointment as a director ("Executive"). As part of his compensation package, the Executive entered into an Executive Change of Control Agreement (the "Agreement") on April 26, 2016. This Agreement is in addition to his Employment Agreement which is included as Exhibit 10.1 to the Company's Form 8-K filed on December 21, 2015. The Agreement provides for compensation to be paid to the Executive in certain situations specified in the Agreement when a change of control occurs. A change of control for purposes of the Agreement means the time when (i) any Person becomes an Acquiring Person, which generally means an acquisition of 20% or more the Company's common stock, or (ii) individuals who shall qualify as Continuing Directors of the Company shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company. In the event a change of control occurs, the Executive shall be entitled to a payment of three times the average aggregate compensation paid to the Executive during the three fiscal years immediately preceding the change of control if the Executive is terminated within three years of the change in control, other than by his death, disability, retirement, termination for cause by the Company, or if he voluntarily terminates his employment with the company, unless he does so for "good reason" as defined in the Agreement. The Agreement is designed to both retain the services of the Executive during the change of control process and to assure that the executive's interests are closely aligned with the interests of shareholders. The Agreement does not provide for gross up of any payment made for applicable excise taxes. The foregoing discussion is a summary of the Agreement and is qualified entirely by reference to the terms of the Agreement, a copy of which is attached as exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Executive Change of Control Agreement between Winnebago Industries, Inc. and Michael J. Happe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Dated: April 29, 2016

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers

Title: Vice President, General Counsel & Secretary

EXECUTIVE CHANGE OF CONTROL AGREEMENT

This EXECUTIVE CHANGE OF CONTROL AGREEMENT is made as of April 26, 2016, by and between **WINNEBAGO INDUSTRIES, INC.**, an Iowa corporation (the "Company"), and Michael J. Happe (the "Executive").

RECITALS:

WHEREAS, the Executive is a senior executive and officer of the Company and has made and is expected to continue to make major contributions to the profitability, growth and financial strength of the Company;

WHEREAS, the Company recognizes that, as is the case for most publicly held companies, the possibility of a Change of Control (as hereafter defined) exists;

WHEREAS, it is in the best interests of the Company, considering the past and future services of the Executive, to improve the security and climate for objective decision making by providing for the personal security of the Executive upon a Change of Control.

NOW, THEREFORE, in consideration of the foregoing premises and the past and future services rendered and to be rendered by the Executive to the Company and of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

AGREEMENT:

1. Continued Service by Executive. In the event a person or entity, in order to effect a Change of Control, commences a tender or exchange offer, circulates a proxy to shareholders or takes other steps, the Executive agrees that the Executive will not voluntarily leave the employ of the Company, and will render faithful services to the Company consistent with Executive's position and responsibilities, until the person or entity has abandoned or terminated its efforts to effect such Change of Control or until such Change of Control has occurred.

2. Change of Control. For purposes of this Agreement, the term "Change of Control" means the time when (i) any Person becomes an Acquiring Person, or (ii) individuals who shall qualify as Continuing Directors of the Company shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company; *provided however*, that in the case of either clause (i) or (ii) a Change of Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors, and in the case of clause (i) a Change of Control shall not be deemed to have occurred upon the acquisition of stock of the Company by a pension, profit-sharing, stock bonus, employee stock ownership plan or other retirement plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, established by the Company or any subsidiary of the Company. (In addition, stock held by such a plan shall not be treated as outstanding in determining ownership percentages for purposes of this definition.)

For the purpose of the foregoing definition of "Change of Control", the capitalized terms shall have the following meanings:

(a)   "Continuing Director" means (i) any member of the Board of Directors of the Company, while such person as a member of the Board, who is not an Affiliate or Associate of any Acquiring Person or of any such Acquiring Person's Affiliate or Associate and was a member of the Board prior to the time when such Acquiring Person shall have become an Acquiring Person, and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an Acquiring Person or any Affiliate or Associate of any Acquiring Person or a representative or nominee of an Acquiring Person or of any affiliate or associate of such Acquiring Person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

(b)   "Acquiring Person" means any Person or any individual or group of Affiliates or Associates of such Person who acquires beneficial ownership, directly or indirectly, of 20% or more of the outstanding stock of the Company if such acquisition occurs in whole or in part following date of the Executive's execution of this Agreement.

(c)   "Affiliate" means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(d)   "Associate" means (1) any corporate, partnership, limited liability company, entity or organization (other than the Company or a majority-owned subsidiary of the Company) of which such a Person is an officer, director, member, or partner or is, directly or indirectly the beneficial owner of ten percent (10%) or more of the class of equity securities, (2) any trust or fund in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, (3) any relative or spouse of such Person, or any relative of such spouse, or (4) any investment company for which such Person or any Affiliate of such Person serves as investment advisor.

(e)   "Person" means an individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or political subdivision thereof.

3.   Termination Following a Change of Control.   If a change of Control shall have occurred while the Executive is still an employee of the Company, and if the Executive's employment with the Company is terminated, within three years following such Change of Control, then the Executive shall be entitled to the compensation and benefits provided in Section 4, unless such termination is a result of: (a) the Executive's death; (b) the Executive's Disability (as defined in Section 3(a) below); (c) the Executive's Retirement (as defined in Section 3(b) below); (d) the Executive's termination by the Company for Cause (as defined in Section 3(c) below); or (e) the Executive's decision to terminate employment other than for Good Reason (as defined in Section 3(d) below).

(a) *Disability.* If, as a result of the Executive's incapacity due to physical or mental illness, the Executive shall have been absent from his duties with the Company on a full-time basis for six months and within 30 days after written notice of termination is thereafter given by the Company the Executive shall not have returned to the full-time performance of the Executive's duties, the Company may terminate the Executive for "Disability."

(b) *Retirement.* The term "Retirement" as used in this Agreement shall mean termination by the Company or the Executive of the Executive's employment based on the Executive having attained the age of 65 or such other age as shall have been fixed in any arrangement established with the Executive's consent with respect to the Executive.

(c) *Cause.* The Company may terminate the Executive's employment for Cause. For purposes of this Agreement only, the Company shall have "Cause" to terminate the Executive's employment hereunder only on the basis of (i) fraud, misappropriation or embezzlement on the part of the Executive; or (ii) intentional misconduct or gross negligence on the part of the Executive which has resulted in material harm to the Company. Notwithstanding the foregoing, the Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the company's Board of Directors at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive's counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive was guilty of conduct set forth in the second sentence of this Section 3(c) and specifying the particulars thereof in detail. Nothing herein shall limit the right of the Executive or his beneficiaries to contest the validity or propriety of any such determination.

(d) *Good Reason.* The Executive may terminate the Executive's employment for Good Reason at any time during the term of this Agreement. For purposes of this Agreement "Good Reason" shall mean any of the following (without the Executive's express written consent):

    (i) the assignment to the Executive by the Company of duties inconsistent with the Executive's position, duties, responsibilities and status with the Company immediately prior to a Change in Control of the Company, or a change in the Executive's titles or offices as in effect immediately prior to a Change in Control of the Company, or any removal of the Executive from or any failure to re-elect the Executive to any of such positions, except in connection with the termination of his employment for Disability, Retirement or Cause or as a result of the Executive's death or by the Executive other than for good Reason;

(ii) a reduction by the Company in the Executive's base salary as in effect on the date hereof or as the same may be increased from time to time during the term of this Agreement or the Company's failure to increase (within 12 months of the Executive's last increase in base salary) the Executive's base salary after a Change in Control of the Company in an amount which at least equals, on a percentage basis, the average percentage increase in base salary for all officers of the company effected in the preceding 12 months.

(iii) any failure by the Company to continue in effect any benefit plan or arrangement (including, without limitation, the Company's 401(K) plan, nonqualified deferred compensation plan, profit sharing plan, group life insurance plan, and medical, dental, accident and disability plans) in which the Executive is participating at the time of a Change of Control (or any other plans providing the Executive with substantially similar benefits) (hereinafter referred to as "Benefit Plans"), or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Benefit Plan or deprive the Executive of any material fringe benefit enjoyed by the Executive at the time of a Change in Control of the Company;

(iv) any failure by the Company to continue in effect any incentive plan or arrangement (including, without limitation, the Company's Officers Incentive Compensation Plan, Officers Long-Term Incentive Plan, bonus and contingent bonus arrangements and credits and the right to receive performance awards and similar incentive compensation benefits) in which the Executive is participating at the time of a Change of Control (or any other plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Incentive Plans") or the taking of any action by the Company which would adversely affect the Executive's participation in any such Incentive Plan or materially reduce the Executive's benefits under any such Incentive Plan by reducing such benefits, when expressed as a percentage of his base salary, by more than 10 percentage points in any fiscal year as compared to the immediately preceding fiscal year;

(v) any failure by the Company to continue in effect any plan or arrangement to receive securities of the Company in which the Executive is participating at the time of a Change of Control (or plans or arrangements providing him with substantially similar benefits) (hereinafter referred to as "Securities Plans") or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce the Executive's benefits under any such Securities Plan;

(vi) a relocation of the Company's principal executive offices to a location outside of Forest City, Iowa, or the Executive's relocation to any place other than the location at which the Executive performed the

Executive's duties prior to a Change in Control of the Company, except for required travel by the Executive on the Company's business to an extent substantially consistent with the Executive's business travel obligations at the time of a Change in Control of the Company;

(vii) any failure by the Company to provide the Executive with the number of paid vacation days to which the Executive is entitled at the time of a Change in Control of the Company;

(viii) any material breach by the Company of any provision of this Agreement;

(ix) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company; or

(x) any purported termination of the Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Section 3(e) below.

(e)   *Notice of Termination.*   Any termination by the Company pursuant to Section 3(a), (b) or (c) shall be communicated by a Notice of Termination. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate those specific termination provisions in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provisions so indicated. For purposes of this Agreement, no such purported termination by the Company shall be effective without such Notice of Termination.

(f)   *Date of Termination.*   "Date of Termination" shall mean (a) if this Agreement is terminated by the Company for Disability, 30 days after Notice of Termination is given to the Executive (provided that the Executive shall not have returned to the performance of the Executive's duties on a full-time basis during such 30-day period) or (b) if the Executive's employment is terminated by the Company for any other reason, the date on which a Notice of Termination is given; *provided* that if within 30 days after any Notice of Termination is given to the Executive by the Company the Executive notified the Company that a dispute exists concerning the termination, the Date of Termination shall be the date the dispute is finally determined, whether by mutual agreement by the parties or upon final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

4.   **Severance Compensation upon Termination of Employment.** If the Company shall terminate the Executive's employment other than pursuant to Section 3(a), (b), or (c) or if the Executive shall terminate his employment for Good Reason, then the Company shall pay to the Executive as severance pay in a lump sum, in cash, on the fifth day following the Date of Termination, an amount equal to three (3) times the average of the aggregate annual compensation paid to the Executive during the three (3) fiscal years of the Company immediately preceding the Change of Control by the Company subject to United States income taxes (or,

such fewer number of fiscal years if the Executive has not been employed by the Company during each of the preceding three (3) fiscal years).

5. Excise Tax - Payment Limitation.

Notwithstanding anything in this Agreement or any written or unwritten policy of the Company to the contrary, (i) if it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, any other agreement between the Company and the Executive or otherwise (a "Payment"), would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended, (the "Code") or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), or (ii) if the Executive shall otherwise become obligated to pay the Excise Tax in respect of a Payment, then an analysis shall be conducted to determine if the amount payable pursuant to this Agreement, in combination with any other payments, when taking into consideration the payment of the Excise Tax, exceeds the amount that would otherwise be payable if the Excise Tax was not applicable. If after the analysis the net amount received by the Executive after deducting the Excise Tax is greater than the maximum amount payable that would avoid the imposition of the Excise Tax, then the Company shall pay to the Executive the amount called for in this Agreement. However, if the net amount received by the Executive after paying the Excise Tax would be less than the amount if the payment did not exceed an amount that would subject it to the Excise Tax, the lower amount shall be paid. The intent of this provision is to insure that the Executive, regardless of the Excise Tax, receives the largest net payment possible. The parties acknowledge that the Executive is solely responsible for the payment of any Excise Tax that is assessed based upon a payment made pursuant to this Agreement or any other payment made by the Company pursuant to any other plan or obligation.

6. No Obligation To Mitigate Damages; No Effect on Other Contractual Rights.

(a) The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the Date of Termination, or otherwise.

(b) The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive's existing rights, or rights which would accrue solely as a result of the passage of time, under any Benefit Plan, Incentive Plan or Securities Plan, employment agreements or other contract, plan or arrangement.

7. **Successor to the Company.**

(a) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) of all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly, absolutely and unconditionally to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. Any failure of the Company to obtain such agreement prior to the effectiveness of any such succession or assignment shall be a material breach of this Agreement and shall entitle the Executive to terminate the Executive's employment for Good Reason. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor or assign to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 7 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(b) This Agreement shall inure to the benefit of and be enforceable by the Executive's personal and legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Executive should die while any amounts are still payable to him hereunder, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee, or other designee or, if there be no such designee, to the Executive's estate.

8. **No Guaranty of Employment**. Nothing in this Agreement shall be deemed to entitle the Executive to continued employment with the Company prior to a Change of Control, and the rights of the Company to terminate the employment of the Executive, prior to a Change of Control, shall continue as fully as if this Agreement were not in effect.

9. **Notice**. For purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt registered, postage prepaid, as follows:

If to the Company:

Winnebago Industries, Inc.
Attn: Chairman of the Board
605 W. Crystal Lake Road
P.O. Box 152
Forest City, Iowa 50436

If to the Executive:

At the last known address in the Personnel records of the Company or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

        10.   **<u>Miscellaneous</u>**. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Iowa.

        11.   **<u>Validity</u>**. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

        12. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

        13.   **<u>Legal Fees and Expenses</u>**. The Company shall pay all legal fees and expenses which the Executive may incur as a result of the Company's contesting the validity, enforceability or the Executive's interpretation of, or determinations under, this Agreement.

        14. <u>Confidentiality</u>. The Executive shall retain in confidence any and all confidential information known to the Executive concerning the Company and its business so long as such information is not otherwise publicly disclosed.

        15.   **<u>Section 409A.</u>**   This Agreement is intended to satisfy the short-term deferral exception to Internal Revenue code Section 409A and the regulations thereunder. This Agreement shall be administered accordingly; and if necessary, amended to ensure satisfaction of the short-term deferral exception.

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties have executed this agreement on the date set out above.

WINNEBAGO INDUSTRIES, INC.

By: /s/ Bret A. Woodson
    Bret A. Woodson
    Vice President of Administration

EXECUTIVE:

/s/ Michael J. Happe
Michael J. Happe